UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9

     SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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UAP Holding Corp. (Name of Subject Company) UAP Holding Corp. (Name of Person Filing Statement)

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Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

903441103 (CUSIP Number of Class of Securities)

Todd A. Suko
Vice President, General Counsel and Secretary
7251 W. 4th Street
Greeley, CO 80634
(970) 356-4400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

--------------------- WITH COPIES TO: Andrew J. Nussbaum Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☑   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

To:	All UAP Employees
From:	Kenny Cordell
Date:	December 3, 2007

Yesterday, our Board of Directors unanimously voted to enter into a definitive agreement with Agrium Inc., pursuant to which a subsidiary of Agrium will commence a tender offer to acquire all of UAP Holding Corp.’s outstanding shares at a price of $39.00 in cash per share. A copy of the joint press release detailing this transaction is available on the company’s website.

I am sure that you have many questions regarding how this transaction will affect you, your customers and the company going forward. The UAP and Agrium management teams will be working over the course of the next few days to answer as many of your questions as possible.

This is a great transaction for our shareholders, our customers and, I believe, our employees. It is rare that a person, or in this case an organization, is given a real time report card. We just received one and it is something we can all be proud of. Just over three years ago, we went public at $16.00 per share. When this transaction is completed, our shareholders will have earned a substantial return. There is no greater testimony to the strength and quality of UAP’s people. Agrium has acknowledged this with their desire to own our business.

In the meantime, we have a job to do…..it is business as usual. We need to stay focused on our customers and continue to do the quality job we have done for them in the past. When the transaction is completed, our customers will have all of the benefits they have enjoyed in the past, as well as improved product offerings, a much stronger position in fertilizer, and better service capabilities.

As employees, we will have the privilege of being part of a team that constitutes the finest distributor of crop inputs in North America. You will have an unprecedented ability to provide your customers with all of their needs in a rapidly changing marketplace.

Tomorrow afternoon at 1:00 p.m. (MST), we will have a meeting in the cafeteria with all Greeley personnel. Agrium representatives will attend this meeting to begin answering your questions. We will follow up with conference calls with the remainder of the organization on Tuesday afternoon and Wednesday morning. Please be patient as we work to provide you with more information.

Once again, I would like to acknowledge and thank you for a job well done. I am certain that five years from now, the report card for this organization will remain straight As.

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This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of UAP Holding Corp. (the “Company”). At the time the subsidiary of Agrium Inc. commences the tender offer, it will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the "SEC") and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER WILL BE MADE SOLELY BY THE TENDER OFFER STATEMENT. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement will be made available to all stockholders of the Company, at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed by the Company with the SEC) and the Solicitation/Recommendation Statement will also be available for free at the SEC's website at www.sec.gov. Investors and security holders are strongly advised to read both the Tender Offer Statement and the Solicitation/Recommendation Statement regarding the tender offer referred to in this press release when they become available because they will contain important information.